

December 3, 2012

Via E-mail
Diana M. Hendricks
President and Chief Executive Officer
United People Power, Inc.
656 Ave. A, Suite 22
Boulder City, NV 89005

> **Re: United People Power, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 21, 2012**
> **File No. 333-178343**

Dear Ms. Hendricks:

      We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment 2. However, you have not filed the subscription agreement or re-filed the legal opinion as exhibits to the registration statement and you have not filed the Form D. We re-issue our prior comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Andrew Blume at (202) 551-3254 or Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters.

Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Harold P. Gewerter, Esq.
       Harold P. Gewerter, Esq. Ltd.